Approval of Joint Fidelity Bond

RESOLVED:  That the Board of Trustees (the “Board”) of BNY Mellon ETF Trust (the “Trust”), including a majority of the Trustees who are not “interested persons” of the Trust as defined in the Investment Company Act of 1940, as amended (the “1940 Act”) (collectively, the “Independent Trustees”), finds that the participation by the Trust in the Joint Fidelity Bond, in substantially the form presented at this meeting (the “Bond”), is in the best interests of the Trust, and that the appropriate officers of the Trust are authorized to obtain, with the advice of counsel, such Bond on behalf of the Trust in the amount of $750,000; and it is further

RESOLED:     That the Board finds that the premium payable by the Trust for the Bond is fair and reasonable to the Trust and its series, provided that the allocation of the premium be in accordance with a formula under which each insured entity pays no more than its pro-rata share of the premium based on relative asset size and, in any event, each series pays no more than the premium for an individual policy and the Trust, collectively, pays no more than the share of the joint premiums for the Bond based on the relative premiums which would apply to individual policies obtained by the entities participating in the Bond; and it is further

RESOLVED:  That the Agreement Regarding BNY Mellon Joint Insured Bond, regarding the allocation of premiums for and share of recovery from the Bond as required by Rule 17g-1(f) under the 1940 Act and substantially in the form presented at this meeting, be, and it hereby is, approved; and that the appropriate officers of the Trust are authorized to execute and deliver such Agreement on behalf of the Trust; and it is further

RESOLVED:  That the officers of the Trust are directed to:

(1) File with the U.S. Securities and Exchange Commission (the “SEC”) within ten days after receipt of the executed Bond: (i) a copy of the Bond, (ii) a copy of each resolution of the Board, including a majority of the Independent Trustees, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each series of the Trust, (iii) a statement showing the amount each series of the Trust would have provided or maintained had it not been named as an insured under a joint insured bond, (iv) a statement as to the period for which the premiums for the Bond have been paid, (v) a copy of each agreement between the Trust and all other named insureds entered into pursuant to Rule 17g-l(f) under the 1940 Act, and (vi) a copy of any amendment to such agreement within ten days after the execution of such amendment;

(2) File with the SEC, in writing, within five days after the making of a claim under the Bond by the Trust, a statement of the nature and amount thereof;

(3) File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under such Bond by the Trust; and

                        (4) Notify by registered mail each member of the Board at his or her last known residence of (i) any cancellation, termination or modification of the Bond, not less than 45 days prior to the effective date of the cancellation, termination or modification, (ii) the filing and the settlement of any claims under the Bond by the Trust at any time the filings required under (2) and (3) above are made with the SEC, and (iii) the filing and proposed terms of settlement of any claim under such bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company.